# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Better Home & Finance Holding Co, CIK 0001835856
CUSIP: 08774B508
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3 WORLD TRADE CENTER, 175 GREENWICH STREET, 57TH FLOOR, NEW YORK, New York (NY), 10007
Date of event which requires filing of this statement: 10/21/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002092516

## Reporting persons
- Orange Capital Ventures, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 476,283; sole dispositive power 0; shared dispositive power 476,283; aggregate amount beneficially owned 476,283 (5.03% of the class)
  Comment: Includes 69,000 shares of Class A Common Stock issuable upon exercise of call options.

## Item 1. Issuer
Name of issuer: Better Home & Finance Holding Co
Address of issuer's principal executive offices: 1 World Trade Center, 285 Fulton St., 80th Floor, Suite A, New York, NY 10007

## Item 2. Person Filing
Name of person filing:
This statement is filed by Daniel Lewis d/b/a Orange Capital Ventures, LP, a Delaware limited partnership (the "Reporting Person").

The filing of this statement should not be construed as an admission that the Reporting Person is, for the purposes of Section 13 of the Securities and Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address and principal business office of the Reporting Person is 405 Belle Meade Blvd., Nashville, TN 37205.
Citizenship: Mr. Lewis is a citizen of the United States. Orange Capital Ventures, LP is a Delaware limited partnership

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 9,477,467 shares of Class A Common Stock outstanding as of September 22, 2025, as reported in the Company's Prospectus filed pursuant to Rule 424(b)(5), filed with the Securities and Exchange Commission on September 29, 2025.
Percent of class: 5.03%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Orange Capital Ventures, LP: /s/ DANIEL LEWIS, DANIEL LEWIS (10/21/2025)